Filed by Here Media Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Subject Company: PlanetOut Inc.
Registration Statement No. 333-156726
Slides Referred to During a January 26, 2009 Conference Call

PlanetOut heres HERE MEDIA The 21st Century Entertainment Company

Safe Harbor Disclosure

Forward-Looking Statements

This presentation contains forward-looking statements, including statements regarding the proposed business combination and potential synergies resulting therefrom. Such statements typically contain words such as "believes," "anticipates," "expects," and similar words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the companies to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the timing of stockholder approval; the limited operating history and variability of operating results of the parties to the transaction; competition; timing of product launches; success of marketing efforts; and dependence on technology infrastructure, cable and satellite operators, and the Internet. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made. Here Media does not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date the forward-looking statements are made.

Additional Information About the Proposed Business Combination

In connection with the proposed business combination, Here Media has filed a Registration Statement on Form S-4 with the SEC that includes a preliminary proxy statement of PlanetOut that also constitutes a prospectus of Here Media. PlanetOut will mail the definitive proxy statement/prospectus to its stockholders. PlanetOut and Here Media urge investors and security holders to read the definitive proxy statement/prospectus regarding the proposed business combination when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding the proposed business combination, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from PlanetOut's website (www.planetoutinc.com) under the tab "Investor Center" and then under the item "SEC Filings".

Nothing in this communication shall constitute a solicitation to buy or an offer to sell shares of Here Media. The offer and sale of such shares in the transaction will only be made pursuant to an effective registration statement.

Proxy Solicitation
PlanetOut and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from PlanetOut's stockholders with respect to the proposed transaction. Information regarding PlanetOut and its directors and executive officers is included in its annual report on Form 10-K filed with the SEC on March 11, 2008 and in other public filings made from time to time with the SEC, which are available on the SEC's website. More detailed information regarding the identity of potential participants and their direct or indirect interests in the transaction, by securities holdings or otherwise, is set forth in the registration statement and proxy statement/prospectus and other documents filed or to be filed with the SEC in connection with the proposed transaction.

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Transaction Objectives An integrated media company in a rapidly evolving multi platform world, New and diverse revenue streams, Cost reductions. Cross promotional synergies.

WHAT’S wrong with media today? “MTVratings are down about 24% in the 4th quarter as younger viewers find online entertainment substitutes. Streaming video sites like hulu.com and Netflix Inc. ‘s website offer a growing number of TV shows and movies and are gaining popularity as more consumers turn to their computers to watch TV.” -Anthony J. DiClemente (Barclays Capital analyst), as quoted in the Associated Press Viewing patterns are shifting away from traditional ad-supported TV, Need to significantly reduce production costs and adapt content for online distribution. Social networks have not yet harnessed the power of integrating professionally produced video content to enhance user experiences.

Where is media going? CNN had the Web 2.0 approach down pat for the inaugural with a high-quality vid stream on its site next to Facebook users’ live status updates. (Daily Variety, Jan 2009) Online advertising is experiencing slower growth. David Hallerman, a senior analyst at eMarketer.com, expects video ad revenue to grow 45% to $850 million in 2009, $1.25 billion in 2010, $1.85 billion in 2011, $3 billion in 2012, and $4.6 billion in 2013. User generated sites are ceding advertising market share to sites with studio-produced content. These drive the growth. Social networking should engage viewers directly and with one another via chat rooms, building awareness and demand for paid content and online subscriptions through use of video.

Solution — The Gay Hulu Proposed Features Home Page Video Player Pages Video Channel Pages User Pages S.CONTForward Videos to Friends - spreads content while encouraging people to meet each other by forward ing to gay.com friends - spreads gay.com name by forward ing to non-gay.com friends Movie Chat Rooms - encourages user interaction -movie acts as an icebreaker for discussion -sense of community Become fan of a video -adds content to a users page -promotes the video without opening the door to documented criticism of it Video Integrated to User Pages - becoming a fan puts a video on a user page -viewing a video shows up on a recent list Video Specific Sponsorship - allows sponsors to target specifc programming -frees ad space from cluttering site * Preliminary design pending significant further evaluation

Company Overview Online Publishing Cable Networks Entertainment S.CONT*Over 3 million»:* Flagship LGBT* here! TV available tj( Manaaement’s 15- monthly unique magazines including in over 34 million ‘ivstorv of visitors. The Advocate, OUT domestic television rrpatinn rn& *iconic URL’s in and HIV Plus. households. effete pmfltable, LGBT space•> Annual circulation•> Carriage on all and award winning including gay.com, of over 5 million major cable video content for all out.com and enables 360 systems, satellite platforms will be advocate.com advertising via and fiber-optic applied to building create foundation print, on-line, video television studio operations for the Gay Hulu. and events. operators; on-line for Here Media. player available produced Qver worldwide’ hours of original programming during 2007-2008. Planning over 150 hours in 2009.

Here Networks hereO offers LGBT-themed original movies, series, documentaries and music specials. Linear television channel and subscription video-on-demand (SVOD) services. Available in 34 million U.S. television households via all major cable systems, satellite, fiber-optic television, DTH and worldwide broadband, TIME WARNER fcomcast. at&t Me a i acorn I ROGERS

Filmed Entertainment Management has produced over 150 hours of movies, series, and specials in 2007-2008. Highly profitable — reliable revenue model to be integrated into Here Media’s operations. Generation of revenues for reinvestment in other Here Media divisions.

Distribution Worldwide distribution — over 125 U.S. and international customers. Traditional licensing by territory. On-line broadband player available in U.S.; Launching worldwide,

Case Study: Too Cool for Christmas Minimal financial risk with solid upside S.CONTProduction Budget ($1,530,000) Canadian Sales & Subsidies $1,000,000 H Net Production Cost $530,000 here! License $200,000 Lifetime License $400,000 Other Revenues $730,000 1 Gross Profits $800,000 Dual Versions

Regent Entertainment Media — Print and Online ADVOCATEC

the Compelling Gay Market $690 billion plus U.S. spending power. (Witeck-Combs Communications} 15 million people in the U.S. (Witeck-Combs Communications) Highly educated and affluent,

Management Stephen P. Jarchow Chairman of the Board Paul Colichman Chief Executive Officer 25 years in media and finance 20 years in media management Produced and/or distributed over 200 motion pictures. Entrepreneurial, sophisticated and experienced managers, $1 salary for the first year; focused on value creation.

The Transaction PlanetOut Shareholders HMI Entities Shareholders Here Media PlanetOut HMI Entities HMI Entities include Here Networks and Regent Entertainment Media (formerly LPI Publications).

The Transaction The owners of HMI Entities and PlanetOut will contribute their ownership interests to Here Media in exchange for Here Media common stock. HMI Entities will also contribute cash of $4.7 million. PlanetOut shareholders will own 20% of Here Media. PlanetOut’s shareholders will receive Special Stock in Here Media, which provides certain limited downside protection of $4.00 per share value.

Immediate Objectives Stabilize operations and integrate the online platforms. Significant cost reductions through operational efficiencies and elimination of duplicate overheads. Investment in revenue generating initiatives. Cross-sell professionally produced content across multiple platforms,

Further Objectives Profitable company serving the gay demo worldwide, List stock on major exchange. Keen focus on profitability and stability in the near term, Consideration of opportunistic acquisition possibilities.

The 21st Century Entertainment Company Revenue from subscriptions, transactions, and advertising across multiple platforms — powerful and scalable. Content is key — management has experience to produce content professionally and cost effectively. This is the future - now.